UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

23 October 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

23 October 2025

BHP Annual General Meeting 2025 addresses

BHP’s Annual General Meeting of BHP Group Limited will be held in Melbourne today.

The CEO and Chair addresses that will be delivered at the meeting are attached.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Amanda Saunders	James Bell
+44 7887 468 926	+44 7961 636 432

North America	Americas
Megan Hjulfors	James Bell
+1 403 605 2314	+44 7961 636 432

Latin America
Renata Fernandez
+56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

Group Limited AGM

23 October 2025

Ross McEwan, Chair

Hello and welcome to BHP’s 2025 Annual General Meeting.

Let me first thank Nah-wheat Professor Carolyn Briggs for the warm Welcome to Country. I would like to acknowledge that these are the traditional lands of the Wurundjeri people who have a deep connection to the lands and waterways of Melbourne. We extend our respect to Wurundjeri Elders past and present. And welcome to our shareholders.

We are delighted to be together in person in Melbourne today. We are very proud to be headquartered in Melbourne and to have a long connection with this great city. Our last Annual General Meeting in Melbourne was in 2017. It’s good to be back.

It is an honour and a privilege to Chair my first BHP Group Limited AGM. Your Board and I are excited about the future of this great company.

I also want to acknowledge the contribution of my predecessor, Ken MacKenzie, who led the Board as Chair for eight years and retired on the 31st of March 2025. I thank Ken for his outstanding service to the Board and BHP during his tenure. Ken leaves a lasting positive legacy at BHP.

Ladies and gentlemen, as I have said it is a pleasure to be here in Melbourne, the home of BHP’s global headquarters and my adopted hometown for the past 6 years.

Today’s AGM is an important opportunity for our shareholders to ask questions about BHP’s business and our performance.

I met with a number of our retail shareholders in London a few weeks ago and we had a great discussion about BHP’s strategy, commodity focus, operational performance and growth plans.

I hope we can discuss similar topics today in a very open way.

140 years

It is an enormous honour to address you as BHP’s Chair for the first time, in this, our 140th year.

It’s amazing to think that it all began with a rough outcrop of rock amid a huge expanse of flat, dry land in the outback of Australia.

And that it was discovered by a small group of farmhands and pastoralists, armed with little more than a geology guidebook and a hunch there might be some value under their feet.

BHP Group Limited ABN 49 004 028 077

In fact, what they pegged out was a remarkable resource of lead, zinc and silver among the greatest in the world.

Realising the potential of this metal ore wasn’t easy.

It took vision, perseverance and skill. It took problem solvers – and, at their core, that’s what our founding members were.

Problem solvers willing to tackle a new frontier with the conviction they would find a way through and a better path forward.

In preparing for today, I thought I might draw some inspiration from those pioneers.

And where better to start than with what BHP’s then Chair – Arthur Blackwood – shared at our very first shareholder meeting held in this city on the 15th of December 1885.

It was a short report. One you’d love. Just 829 words.

But it revealed a company with bold ambitions and extraordinary grit.

A company chasing opportunities on a scale hard to fathom.

And a company prepared to move fast to make it happen.

Investing in two 30-ton smelters from Nevada in the US to process ore at Broken Hill…

Sourcing 1000 tonnes of the world’s best coking coal from Durham County in the UK to fuel them...

And working to secure the mine’s water supply in the arid Australian outback.

Through all of this, you can sense the relentless drive to do better, and to be better.

It’s a spirit I think Blackwood would recognise is alive and well at BHP today.

Safety

I know because I’ve seen it on my visits to our assets and offices around the world.

It all starts with our culture and our collective commitment to keeping each other safe.

It’s a high performance culture – and a big part of that is the effort applied to making the workplace safer every day.

That effort is consistent across our global operations.

I have been delighted to see that safety is taken so seriously at BHP and is so well supported by everyone from the Board to our mine operations.

Capital Allocation to create shareholder value

For 140 years, BHP has been deeply woven into the fabric of Australia.

From that proud Australian heritage, a truly global company has been born.

BHP Group Limited ABN 49 004 028 077

In its lifetime, BHP has operated from the heights of the Atacama desert to the ultra deep of the Gulf of Mexico. In the heat of the Pilbara, and soon in the stunning cold of the Canadian prairies.

The enduring support of shareholders – like all of you joining us today – has been central to that success story.

We know you depend on us to grow and safeguard your investment and, in many cases, retirement funds.

We know you have made an active choice to invest in our company.

That is a responsibility we embrace.

And just as you, as shareholders, rightly consider what the best use of your money is and where it will generate the most value for you, so must we.

We have a strong and embedded capital allocation framework to guide us. It helps maintain a healthy balance of financial strength, shareholder returns and investment in long-term growth.

This is a company that has refined its strategy and it knows its purpose.

It has a mix of assets and commodities focused on today and on the future.

It operates those assets exceptionally well.

That is a great position to be in – and a great position to grow from.

The Board and I support BHP’s ambitions for high-quality growth that drives value.

And with the opportunities in front of us, our options are many.

We are a global allocator of capital.

Each option must compete for every dollar we invest. That drives sensible investment decisions, and ensures every project is focused on generating returns.

The decisions we make can define this company for decades. We make big calls when we have to, like we have for 140 years.

Competitiveness

Making those big calls means identifying the conditions for success.

What to produce. Where to explore and develop; and, increasingly, the impact of government policy.

This is a competitive sector.

As a company, we work hard to get better every day.

We invest in our people, our technology, and our assets to improve our competitive position.

It’s the way you win in tough, contested global markets.

The same principle is also true of nations.

BHP Group Limited ABN 49 004 028 077

Increasingly, nations around the world are competing for global resource investment.

This is about economic benefits, but it’s also about national security and resilient supply chains.

Like other investors, we’re always keen to see industry and government pulling together in the same direction.

So nations must also be on the front foot.

Unlocking approvals to accelerate significant projects.

Delivering abundant, affordable, reliable energy while moving towards net zero.

Accelerating automation and AI.

Building and supporting a globally competitive workforce.

And, of course, stable fiscal settings to underpin productivity and reward investment.

The nations that get this mix right will benefit the most.

Being globally competitive on these measures is clearly critical to attract investment from companies like BHP, but it’s also critical for nations to raise living standards for future generations.

Social value

Part of BHP’s competitive advantage is how we work with others to create social value. It drives better business decisions and better business outcomes.

We’re a big company, which means an outsized ability to create mutual benefit. That can take many forms.

Increasing certainty for local suppliers who invest in and expand their business, in turn strengthening our supply chain.

Partnering with communities to protect the natural environments we work in; or being positive contributors in the towns our workforce and their families live in.

Creating social value opens doors for BHP. It helps us attract the best talent. It helps make us a partner of choice for suppliers, peers, and governments. And it helps to build community trust that is fundamental to the success of resources projects.

Ultimately this approach allows BHP to stay true to its purpose to bring people and resources together to build a better world.

Shareholder returns

The entire company is pulling in the same direction on everything from safety to social value to operational excellence – and the outcome is shareholder returns.

BHP Group Limited ABN 49 004 028 077

We know that dividends are important, particularly to our hundreds of thousands of retail shareholders.

Our policy is to pay our shareholders at least 50 per cent of our Underlying attributable profit at every financial reporting period.

This year we determined a 60% payout ratio for our final dividend, which took total dividends for the full year to 5.6 billion US dollars.

This is a mark of our confidence in the strength of our business and our determination to deliver value to you, our shareholders.

Summary

Ladies and gentlemen, this is a company in strong health and with an extremely bright future.

It is led by a strong, high performing CEO and executive team.

Its competitive advantages, culture, strategy, assets and its strong pipeline for growth should give you confidence in your investment with us.

I thank you for being part of BHP’s history and also its future.

It’s now my great pleasure to hand over to your CEO, Mike Henry.

BHP Group Limited ABN 49 004 028 077

Mike Henry, CEO

Thank you Ross, and good morning everyone.

It is indeed a pleasure to be here in Melbourne today.

Financial year 2025 was a good one for BHP.

We delivered strong operational and financial performance and continued to build our growth pipeline for the future.

Safety

Most importantly, we delivered these results safely. Our key safety indicators moved in the right direction.

And over the past five years, we have achieved a 63 per cent reduction in high potential injury frequency1.

These are incidents where a team member has been injured, even in a minor way, but which could potentially have caused a fatality.

The investments we’ve made in the Fatality Elimination Program, our commitment to field leadership, and the everyday improvements our teams drive through the BHP Operating System have all contributed to these results.

During the financial year, we also achieved gender balance2 within our global employee base – an ambition we first set in 2016.

We did this because our experience has shown us that a more inclusive, collaborative culture contributes to a safer, more productive and more reliable BHP.

And indeed we’ve seen BHP’s operational performance improve markedly since 2016.

Ultimately, safety and productivity drive shareholder value.

Simple, clear strategy

Earlier, Ross reflected on our 140 year history and how it all began.

As I reflect on this, I’m reminded of the many reinventions BHP has undergone since 1885.

[1]

Combined employee and contractor frequency per 1 million hours worked. Prior year data (FY20 to FY23) excludes former OZ Minerals Ltd (OZL) Australian assets (acquired 2 May 2023), which is included for FY24 and FY25. Prior year data (FY20 to FY24) also excludes (entirely) divested operations as follows: BHP Mitsui Coal (divested on 3 May 2022), BHP’s oil and gas portfolio (merger with Woodside completed on 1 June 2022) and BMA’s Daunia and Blackwater mines (divested on 2 April 2024). Excludes former OZL Brazil assets entirely.

[2]	We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization.

BHP Group Limited ABN 49 004 028 077

And how that continues today as we execute our clear and simple strategy.

As we look to the coming decades, we see...

A growing and more urbanised population to serve...

A shift in the world’s energy mix to sources that are less carbon intensive, but more copper intensive…

Increasing demand for more sustainable food production, which will require more fertilisers like potash …

And growth in artificial intelligence, which is data, energy and copper hungry.

The commodities we’ve chosen to pursue are all highly attractive in that future.

We own world-class assets that are large, long life, low cost and with options to grow.

We operate them excellently, to generate maximum possible value from the capital we have invested on behalf of shareholders.

And we bring a differentiated approach to creating social value with those around us.

FY25 highlights

Our operational and financial results continue to prove the value of this strategy.

We had record production this year at Western Australian Iron Ore, which has been the lowest cost major iron ore producer in the world for a sixth straight year.

We had record overall copper production, which we’ve now grown by 28 per cent over the past three years. That growth is the largest absolute copper growth over that timeframe of any major miner globally.

Our operational performance underpinned another strong financial year. We returned 20.6 per cent on capital employed, with a very healthy margin of 53 per cent on our earnings before interest, taxes, depreciation and amortisation—or EBITDA.

All told, we contributed almost 47 billion US dollars to the economies we operate in, through wages, taxes, royalties, community contributions and payments to suppliers and shareholders.

About 10 billion of that was in taxes and royalties, which help to fund schools, hospitals and roads.

That’s an effective tax rate of about 45 per cent.

This year’s 5.6 billion US dollars in dividends means that, over the past 10 years, BHP has returned over 100 billion US dollars to shareholders.3

[3]	Includes cash and in-specie dividends, and share buy-backs.

BHP Group Limited ABN 49 004 028 077

A strong pipeline of growth options

Our plans seek to continue those healthy shareholder returns.

We have strong growth options across our existing operations and in new places.

We’ve also reshaped our portfolio to include a much greater exposure to copper.

This year, 45 per cent of our EBITDA came from copper – more than double where it was five years ago. And while we’re already the largest producer of copper in the world, we’re pursuing more growth.

We have options to grow at our world-class copper basins in South Australia and Chile.

We also have our Vicuña joint venture, which holds some exceptional copper deposits in Argentina.

And we own 45 per cent of Resolution Copper in Arizona, a project which could supply around 25 per cent of the copper needs of the United States.

Of course, we’re also entering a new commodity in potash, and construction continues at our Jansen potash project in Canada.

For Stage 1, we’ve announced an updated cost estimate and have said that our forecast for first production will revert to the original schedule of mid-2027.

Jansen is going to be another great BHP business, and it will deliver value to shareholders for a very long time.

With the suite of potash and copper growth options at our disposal, we can deliberately and strategically choose how and where we grow to create value for shareholders.

Globally competitive

And as Ross mentioned, those projects compete against each other for capital.

We are in uncertain times. But amid all that uncertainty, there are growing opportunities.

Leaders around the world increasingly understand mining’s value when it comes to economic development and its importance to national security.

And more countries are sharpening their policy settings to attract mining capital and projects.

This is good news for BHP because we have attractive options in many jurisdictions.

For example, in South America, the Argentinian government has established what’s known as the RIGI scheme, which incentivises large investments.

In North America, both the US and Canadian governments have established initiatives to speed up permitting of nation building projects that underpin productivity and prosperity.

There are some encouraging signs in the discussion around productivity and investment attraction here in Australia as well.

BHP Group Limited ABN 49 004 028 077

In particular, we welcome the strong signals from the Australian Government in respect of proposed reforms to environmental laws and permitting. We also appreciate the support we see for mining investment from the Western Australian and South Australian governments.

But the pace of reform is moving faster in other countries. Australia can’t afford to be flat footed in the race for global investment.

Every aspect of Australia’s competitiveness – from labour productivity to the time and cost of construction to royalties and taxes – must be examined against competing investment destinations.

Energy policy needs to be a focus, with electricity costs in Australia two or more times higher than Canada, Indonesia and other countries, and 50 to 100 per cent higher than the US.

A clear-eyed view of how Australia wants to compete in this shifting global landscape is the starting point for being in the contest at all

Well positioned now and into the future

For BHP, our task is clear.

We want to bring to market more of the commodities the world needs. We want to do so safely, efficiently, and responsibly.

And in doing so, we will continue to create value for you, our shareholders.

We have truly world-class assets, and we’re building more.

And we have a global workforce whose character and capability delivers exceptional results time and again.

This allows us to deliver industry-leading margins, high returns and funds for our future growth.

That’s a unique combination that underpins our strength, consistency and resilience through the cycle.

BHP stands apart as the world’s leading diversified mining company.

Our scale, operational excellence, disciplined capital allocation, our track-record of responsible stewardship, and our pipeline of world class copper and potash growth projects are a unique mix.

I am confident that BHP is positioned to deliver value and growth for you in the years ahead. And that the next 140 years in this company’s history can be just as successful as the first.

Thank you for your continued support.

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 23 October 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary